Mail Stop 0308
								August 2, 2005

Mr. Gary P. Fayard
Executive Vice President and Chief Financial Officer
The Coca-Cola Company
One Coca-Cola Plaza
Atlanta, Georgia  30313

		RE:	The Coca-Cola Company
			Form 10-K for the fiscal year ended December 31,
2004
			Filed March 4, 2005

Dear Mr. Fayard:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operation, page 24

Application of Critical Accounting Policies, page 31

1. We have reviewed your response to prior comment 2 of our letter dated April 27, 2005. Please help us understand your basis for determining that your operations in Germany and the Nordic region should be aggregated and deemed a single reporting unit for goodwill impairment testing purposes. In this regard, please discuss the impact of economic situation in Germany as compared to that of the Nordic region, including the impact of Germany`s participation in the euro, on your operations. See paragraph 30 of SFAS No. 142. Please also clarify for us whether you would have recognized goodwill impairment related to CCEAG if Germany were a single reporting unit.

Item 8.  Financial Statements and Supplementary Data, page 60

Note 1.  Organization and Summary of Significant Accounting
Policies,
page 66

Variable Interest Entities, page 66

2. We note your response to prior comment 4 of our letter dated
April
27, 2005, and the additional information you provided on July 14, 2005. We are in the process of further considering this issue and will contact you in due course.


       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Nili Shah at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.


      Sincerely,



      Will Choi
      Accounting Branch Chief





??

??

??

??

Mr. Gary P. Fayard
Executive Vice President and Chief Financial Offier
The Coca-Cola Company
August 2, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE